Zealous Trading Group, Inc.
1800 Century Park East, Suite 200
Los Angeles, California 90067

February 15, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7010

Attn:  Patrick Kuhn
Division of Corporation Finance

Re:          Zealous Trading Group, Inc.
Item 4.01 Form 8-K Filed February 5, 2008
File No. 0-26383

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated February 8, 2008 relating to the Current Report on Form 8-K, filed with the SEC on February 5, 2008.  The answer set forth herein refers to the Staffs' comment by number.

1.
We note that the letter from your former auditor, filed on February 5, 2008 as an exhibit to your amended Form 8-K, stats that they believed that there were material errors related to your accounting for certain financing transactions and share-based payments.  These errors related to the quarterly period ended August 31, 2008, previously filed on Form 10-QSB.  You should file an Item 4.02 (b) Form 8-K immediately.  The filing was due on the fourth day after the date that your former auditor informed you of these material errors.

In the Item 4.02 (b) Form 8-K please (i) disclose the date on which you were notified by your former auditor that they believed that there were material errors related to your accounting for certain financing transactions and share-based payments, (ii) identify the financial statements that should no longer be relied upon, (iii) provide a brief description of the information provided by your former auditor, and (iv) a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officers or officers, discussed with the auditors the matters disclosed in the filing pursuant to this Item 4.02 (b) Form 8-K.  In addition, provide your former auditor with a copy of the disclosures you are making in response to this Item 4.02 (b) Form 8-K. The auditor should receive it no later than the day that the disclosures are filed with the Commission.  Request that your former auditor furnish to you as promptly as possible a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in response to this Item 4.02 (b) Form 8-K and, if not, stating the respects in which it does not agree. The letter should be filed within two business days after receipt as an exhibit in an amended Form 8-K.  See Item 304 of Regulation S-B.

Securities and Exchange Commission
February 15, 2008

Response

We have filed an Item 4.02 (b) Form 8-K with the SEC herewith, which included the required letter from our former auditor, which we believe complies with Item 304 of Regulation S-B.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment.  Thank you in advance for your prompt review and assistance.

Very truly yours, /s/ MILTON C. AULT, III Milton C. Ault, III Chief Executive Officer